As filed with the Securities and Exchange Commission on July 22, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLUE RIDGE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	54-1470908
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1801 Bayberry Court

Suite 101

Richmond, Virginia 23226

(540) 743-6521

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. William Beale

President and Chief Executive Officer

Blue Ridge Bankshares, Inc.

1801 Bayberry Court

Suite 101

Richmond, Virginia 23226

(540) 743-6521

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott H. Richter

Lee G. Lester

Williams Mullen

200 South 10th Street, Suite 1600

Richmond, Virginia 23219

(804) 420-6000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2024

Prospectus

96,809,999 Shares of Common Stock

This prospectus relates to the offer and sale of up to 96,809,999 shares of our common stock, no par value per share (the “Securities”), including 26,195,999 shares of our common stock issuable upon the exercise of warrants to purchase our common stock outstanding as of the date hereof and 16,692,000 shares of our common stock issuable upon the conversion or exchange of our Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, par value $50.00 per share (the “Series C Preferred Stock”) and the exercise of warrants to purchase our Series C Preferred Stock following such conversion or exchange, by certain selling shareholders identified herein (the “Selling Shareholders”).

The Securities were issued by us to the Selling Shareholders as part of the private placements of our securities that closed in the second quarter of 2024, as described further in this prospectus. We are registering the resale of the Securities pursuant to registration rights agreements entered into with the Selling Shareholders in connection with such private placements.

The Selling Shareholders may sell all or a portion of the Securities from time to time, in amounts, at prices and on terms as they may determine. The Securities may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 24.

We will not receive any proceeds from the sale of the Securities by the Selling Shareholders. We will, however, receive cash proceeds equal to the total exercise price of any warrants issued in the private placements referred to above and described further in this prospectus that are exercised for cash. We will receive no cash if and to the extent that such warrants are exercised pursuant to the net, or “cashless,” exercise feature of the warrants.

Our common stock is listed on the NYSE American market under the symbol “BRBS.” On July 19, 2024, the closing price of our common stock on the NYSE American market was $2.93 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus, as well as the risks and uncertainties described in the other documents that are incorporated or deemed to be incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities are and will not be savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or instrumentality.

The date of this prospectus is [•], 2024.

i

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the Selling Shareholders may, from time to time, sell the Securities described in this prospectus in one or more offerings or resales.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the Securities offered under this prospectus and any prospectus supplement. We have filed and plan to continue to file other documents with the SEC that contain information about us and our business. The registration statement and other reports can be found on the SEC Internet website mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the Selling Shareholders have not, authorized anyone to provide you with information different from that contained in this prospectus or the documents incorporated by reference herein. You should not assume that information contained in this prospectus or in any applicable prospectus supplement is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or any supplement to this prospectus or of any sale of the Securities. In the case of information contained in documents we file with the SEC and incorporate by reference into this prospectus, you should assume that such information is accurate only as of the respective dates of those documents.

Unless the context requires otherwise, in this prospectus we use the terms “we,” “us,” “our,” “Blue Ridge” and the “Company” to refer to Blue Ridge Bankshares, Inc. and its subsidiaries on a consolidated basis. The term “Blue Ridge Bank” refers to Blue Ridge Bank, National Association, our bank subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the Securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings, including the registration statement, are available to the public on the SEC’s Internet website at www.sec.gov. Our SEC filings are also available at no cost on our website at www.mybrb.com, as soon as reasonably practicable after we file such documents with the SEC. We are not incorporating the information on our website into this prospectus, and the information on the website is not included in, nor is it a part of, this prospectus or any prospectus supplement. Our SEC file number is 001-39165.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus or in later filed documents incorporated by reference into this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•	our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 15, 2024;

•	our Amendment No.1 to Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 29, 2024;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 8, 2024;

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our Current Reports on Form 8-K filed with the SEC on June 28, 2024, June 24, 2024, June 14, 2024, June 11, 2024, April 5, 2024 (as amended on July 3, 2024 and June 24, 2024), April 3, 2024, March 7, 2024 and January 25, 2024; and

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the description of our common stock, no par value, contained in our Registration Statement on Form 8-A, filed with the SEC on December  18, 2019, as the description therein has been updated and superseded by the description of our common stock contained in Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 15, 2024, and including any amendments or reports filed for the purpose of updating such description.

Information filed with the SEC after the date of this prospectus will automatically update and supersede information contained in or previously incorporated by reference into this prospectus.

We will provide, without charge, to each person (including any beneficial owner) who receives a copy of this prospectus, upon the written or oral request of any such person, a copy of any or all of these filings (other than exhibits to such documents, unless that exhibit is specifically incorporated by reference into that filing). Requests should be directed to: Blue Ridge Bankshares, Inc., 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, Attention: Investor Relations (telephone: (540) 743-6521). These documents are also available on our website at www.mybrb.com. You may also inspect these documents and other information without charge on the SEC’s website at www.sec.gov. Except for incorporated documents, information contained on our website or the SEC’s website is not a prospectus and does not constitute part of this prospectus.

SUMMARY

This summary contains basic information about us and this offering of the Securities. Because it is a summary, it is not complete and does not contain all of the information that may be important to you and that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference in this prospectus from our annual reports and quarterly reports, and the other documents we refer to and incorporate by reference in this prospectus for a more complete understanding of us and this offering before making an investment decision. In particular, we incorporate important business and financial information into this prospectus by reference.

Blue Ridge Bankshares, Inc.

Blue Ridge Bankshares, Inc. is a bank holding company headquartered in Richmond, Virginia providing commercial and consumer banking and financial services through our wholly owned bank subsidiary, Blue Ridge Bank, and our wealth and trust management subsidiary, BRB Financial Group, Inc. We were incorporated under the laws of the Commonwealth of Virginia in July 1988 in connection with the holding company reorganization of Blue Ridge Bank.

Blue Ridge Bank is a federally chartered national bank headquartered in Richmond, Virginia that traces its roots to Page Valley Bank of Virginia, which opened for business in 1893. As of June 30, 2024, we have 27 full-service banking offices across our footprint, which stretches from the Shenandoah Valley across the Piedmont region through Richmond and into the coastal peninsulas and Hampton Roads region of Virginia and into central North Carolina. Our mortgage division has 5 offices in Virginia, Maryland and North Carolina.

We serve businesses, professionals, consumers, nonprofits and municipalities with a wide variety of financial services, including retail and commercial banking, mortgage banking, government guaranteed lending, employee benefit plans and investment services. Our products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, insurance, credit cards, online banking, telephone banking and mobile banking. We also provide management services for personal and corporate trusts, including estate planning, estate settlement and trust administration, and investment and wealth management services.

Our common stock is listed on the NYSE American market under the symbol “BRBS.” Our principal executive offices are located at 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, and our telephone number is (540) 743-6521. Our website can be accessed at www.mybrb.com. We are not incorporating the information on our website into this prospectus, and the information on the website is not included in, nor is it a part of, this prospectus.

Additional information about us and our subsidiaries is included in documents incorporated by reference into this prospectus. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” of this prospectus.

Private Placements

On April 3, 2024, we issued and sold to the Selling Shareholders (other than Richard T. Spurzem), in the aggregate, (i) 3,400,000 shares of our common stock at a purchase price of $2.50 per share, (ii) 11,418 shares of our Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, par value $50.00 per share (the “Series B Preferred Stock”) at a purchase price of $10,000.00 per share, (iii) 2,732 shares of our Series C Preferred Stock at a purchase price of $10,000.00 per share, and (iv) warrants to purchase 5,942 shares of Series B Preferred Stock and 1,441 shares of Series C Preferred Stock at an exercise price of $10,000.00 per share in a private placement, for gross proceeds of $150.0 million (the “Private Placement”) pursuant to the Amended and Restated Securities Purchase Agreement, dated April 3, 2024, by and among the Company and each of the Selling Shareholders other than Mr. Spurzem (the “Securities Purchase Agreement”). The warrants were issued to each purchaser other than our directors and executive officers who participated in the Private Placement.

On June 13, 2024, we issued and sold to Mr. Spurzem (i) 290,000 shares of our common stock at a purchase price of $2.39 per share, (ii) 1,140 shares of our Series B Preferred Stock at a purchase price of $9,566.13 per share, and (iii) a warrant to purchase 607 shares of our Series B Preferred Stock at an exercise price of $10,000.00 per share in a private placement, for gross proceeds of approximately $11.6 million (the “Spurzem Placement”) pursuant to his exercise of gross-up rights in connection with certain stock purchase agreements, by and between the Company and Mr. Spurzem, dated December 31, 2014 and March 17, 2015, respectively (together, the “2014/2015 Agreements”) and a securities purchase agreement, dated June 7, 2024, by and between the Company and Mr. Spurzem (the “Spurzem Agreement”).

On June 28, 2024, all outstanding shares of the Series B Preferred Stock were automatically converted into shares of our common stock (the “Conversion”).

The Offering

Issuer:	Blue Ridge Bankshares, Inc.

Securities offered by us:	None.

Securities offered by the Selling Shareholders:

Up to 96,809,999 shares of our common stock, including:

•  26,195,999 shares of our common stock issuable upon the exercise of warrants to purchase our common stock outstanding as of the date hereof;

•  10,928,000 shares of our common stock issuable upon the conversion or exchange of our Series C Preferred Stock; and

•  5,764,000 shares of our common stock issuable upon the exercise of warrants to purchase our Series C Preferred Stock following such conversion or exchange.

Use of proceeds:

We will not receive any proceeds from the sale of the shares of common stock by the Selling Shareholders.

We will, however, receive cash proceeds equal to the total exercise price of any warrants issued in the Private Placement and the Spurzem Placement that are exercised for cash, and the Company expects to use any such proceeds for general corporate purposes and to reposition business lines, support organic growth and enhance capital levels of Blue Ridge Bank. We will receive no cash if and to the extent that such warrants are exercised pursuant to the net, or “cashless,” exercise feature of the warrants.

Listing:	Our common stock is listed on the NYSE American market under the symbol “BRBS.”

Dividend policy:	We have suspended the payment of any dividends on our common stock.

Risk factors:	An investment in our securities involves risks. Please read “Risk Factors” beginning on page 6 of this prospectus.

RISK FACTORS

An investment in the Securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors set forth below and in our most recent Annual Report on Form 10-K under the heading “Risk Factors,” as well as any updated or additional disclosure about risk factors included in any of our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K or other filings that we have made or may make with the SEC since the date of the latest Annual Report on Form 10-K that are incorporated by reference into this prospectus. If any of the risks occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of the Securities could decline, and you could lose all or part of your investment. For more information, see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell shares of common stock owned by you at prices you find attractive.

Our common stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in the section entitled “Forward-Looking and Cautionary Statements”:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity or equity-related securities;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, volatility in the stock market has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

Sales of large amounts of our common stock, or the perception that sales could occur, may depress our stock price.

The market price of our common stock could drop if our existing shareholders decide to sell their shares, especially certain of the Selling Shareholders. As of July 19, 2024, Kenneth L. Lehman owned 19,998,257 common shares, or about 27.2% of the outstanding shares of our common stock, and Castle Creek Capital Partners VIII, LP (“Castle Creek”) owned 593,078 common shares and owned all 2,732 outstanding shares of our Series C Preferred Stock, which are convertible or exchangeable into approximately 10,928,000 shares of our common stock in certain circumstances, which, taken together, would constitute about 13.6% of the outstanding shares of our common stock (taking into account such additional shares of our common stock upon conversion or exchange). All of the other Selling Shareholders also hold shares of our common stock. The market price could drop significantly if one or more of such Selling Shareholders sold substantial amounts of our common stock or other investors perceive sales to be imminent. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of shares were attempted to be sold within a short period of time, the market for our shares would be adversely affected. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our common stock.

In addition, as of July 19, 2024, Mr. Lehman holds a warrant to purchase 10,000,000 shares of our common stock at an exercise price of $2.50 per share, subject to certain adjustments, and Castle Creek holds a warrant to purchase 1,441 shares of our Series C Preferred Stock at an exercise price of $10,000 per share, which are convertible or exchangeable upon exercise into 5,764,000 shares of our common stock in certain circumstances and subject to certain adjustments. Certain of the other Selling Shareholders also hold warrants to purchase, in the aggregate, 16,195,999 shares of our common stock. The exercise of such warrants and the sale of the underlying shares of common stock also could adversely affect the market price of our common stock.

Kenneth L. Lehman and Castle Creek are substantial holders of our securities.

Following the conversion or exchange of the Series C Preferred Stock, we expect that Mr. Lehman will own approximately 19,998,257 common shares, or about 23.7% of the outstanding shares of our common stock, and Castle Creek will own approximately 11,521,078 common shares, or about 13.6% of the outstanding shares of our common stock (in each case, taking into account such additional shares of our common stock upon conversion or exchange). Pursuant to the terms of the Securities Purchase Agreement, Mr. Lehman has the right to appoint one representative on our Board of Directors, and Castle Creek has the right to appoint two representatives on our Board of Directors. Mr. Lehman and/or Castle Creek may have individual economic interests that are different from the other’s interests and different from the interests of our other shareholders.

Certain provisions under our articles of incorporation and applicable law may make it difficult for others to obtain control of our corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change in control of the Company even if such a transaction is favored by some of our shareholders and might result in shareholders receiving a substantial premium over the current market price of our common shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of the Company. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director. See “Description of Capital Stock — Anti-takeover Provisions of our Articles of Incorporation, Bylaws and Virginia Law.”

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain information contained in this prospectus and the documents incorporated by reference in this prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, expected or anticipated revenue, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, the following:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	the effects of, and changes in, the macroeconomic environment and financial market conditions, including monetary and fiscal policies, interest rates and inflation;

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the impact of, and the ability to comply with, the terms of the consent order (the “Consent Order”) issued by the Office of the Comptroller of the Currency (the “OCC”) on January 24, 2024, including the heightened capital requirements and other restrictions therein, and other regulatory directives;

•	the imposition of additional regulatory actions or restrictions for noncompliance with the Consent Order or otherwise;

•	our involvement in, and the outcome of, any litigation, legal proceedings or enforcement actions that may be instituted against us;

•	reputational risk and potential adverse reactions of our customers, suppliers, employees or other business partners;

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our ability to manage our fintech relationships, including implementing enhanced controls and procedures, complying with OCC directives and applicable laws and regulations, maintaining deposit levels and the quality of loans associated with these relationships and, in certain cases, winding down certain of these partnerships;

•	the quality and composition of our loan and investment portfolios, including changes in the level of our nonperforming assets and charge-offs;

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our management of risks inherent in our loan portfolio, the credit quality of our borrowers and the risk of a prolonged downturn in the real estate market, which could impair the value of our collateral and our ability to sell collateral upon any foreclosure;

•	the ability to maintain adequate liquidity by retaining deposits and secondary funding sources, especially if our or our industry’s reputation becomes damaged;

•	maintaining capital levels adequate to support our business and to comply with OCC directives;

•	the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	changes in consumer spending and savings habits;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	deposit flows;

•	technological and social media changes;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	the effects of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such transactions;

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adverse developments in the financial industry generally, such as recent bank failures, responsive measures to mitigate and manage such developments, related supervisory and regulatory actions and costs, and related impacts on customer and client behavior;

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changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or Blue Ridge Bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

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the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities, real estate and insurance, and the application thereof by regulatory bodies;

•	the effect of changes in accounting standards, policies and practices as may be adopted from time to time;

•	estimates of the fair value and other accounting values, subject to impairment assessments, of certain of our assets and liabilities;

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geopolitical conditions, including acts or threats of terrorism and/or military conflicts, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•	the occurrence or continuation of widespread health emergencies or pandemics, significant natural disasters, severe weather conditions, floods and other catastrophic events; and

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other risks and factors identified in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2023, as amended, and in filings we make from time to time with the SEC.

The foregoing factors should not be considered exhaustive and should be read together with other cautionary statements that are included in the filings we make from time to time with the SEC. Any one of these risks or factors could have a material adverse impact on our results of operations or financial condition, or cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, forward-looking information and statements contained in or incorporated by reference into this prospectus. Moreover, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on our forward-looking statements. Therefore, we caution you not to place undue reliance on our forward-looking information and statements, which speak only as of the date of this prospectus. We do not undertake to, and will not, update or revise these forward-looking statements after the date hereof, whether as a result of new information, future events, or otherwise.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus or any applicable prospectus supplement and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements.

USE OF PROCEEDS

We will receive no proceeds from the sale of the Securities by the Selling Shareholders.

A portion of the shares of our common stock covered by this prospectus are issuable upon exercise of warrants issued to certain of the Selling Shareholders in the Private Placement and the Spurzem Placement. The exercise price of the outstanding warrants is $2.50 per share, other than with respect to (i) Mr. Spurzem, who holds a warrant to purchase common stock with an exercise price of $2.39 per share and (ii) Castle Creek, which holds a warrant to purchase Series C Preferred Stock with an exercise price of $10,000 per share. We will not receive any cash payment from the Selling Shareholders upon any net, or “cashless,” exercise of the warrants. However, holders of the warrants may also exercise the warrants and pay us the exercise price in cash. To the extent we receive proceeds from the cash exercise of the warrants, we may use such proceeds for general corporate purposes and to reposition business lines, support organic growth and enhance capital levels of Blue Ridge Bank.

DESCRIPTION OF CAPITAL STOCK

General

The following description is a summary of the material terms of our capital stock. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, our articles of incorporation and bylaws, each as amended. For more information, refer to our articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act (the “VSCA”) and federal laws governing banks and bank holding companies. Copies of the articles of incorporation and bylaws, each as amended, have been filed with the SEC.

Our authorized capital stock consists of (i) 150,000,000 shares of common stock, no par value per share, and (ii) 250,000 shares of preferred stock, par value $50.00 per share, of which 30,000 shares have been designated as the Company’s Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, par value $50.00 per share and 10,000 shares have been designated as the Company’s Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, par value $50.00 per share. As of June 30, 2024, there were (i) 73,503,647 shares of our common stock issued and outstanding held by approximately 3,500 holders of record, (ii) no shares of our Series B Preferred Stock issued and outstanding and (iii) 2,732 shares of our Series C Preferred Stock issued and outstanding held by approximately one (1) holder of record.

As of June 30, 2024, there were warrants outstanding to purchase 26,195,999 shares of our common stock and 1,441 shares of our Series C Preferred Stock. If the shares of the Series C Preferred Stock were mandatorily converted or exchanged into shares of our common stock pursuant to our articles of incorporation or the Exchange Agreement (as defined below), as is anticipated, the warrant to purchase 1,441 shares of our Series C Preferred Stock would automatically become a warrant to purchase (or, upon exercise, be exchangeable into) 5,764,000 shares of common stock.

As of June 30, 2024, there were options outstanding to purchase 29,741 shares of common stock and 828,139 shares of common stock subject to unvested restricted stock awards, all granted under our equity compensation plans.

Common Stock

General. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. The common stock is listed on the NYSE American market under the symbol “BRBS.” The transfer agent for our common stock is Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021.

Voting Rights. The holders of our common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Dividends. Our shareholders are entitled to receive dividends or distributions that the Company’s Board of Directors may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, our ability to pay dividends is affected by the ability of the Bank, our bank subsidiary, to pay dividends to the holding company. The ability of the Bank, as well as the Company, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of our common stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of the Company available for distribution in cash or in kind.

Directors and Classes of Directors. Our Board of Directors is divided into three classes with directors serving staggered three-year terms. Currently, the Board of Directors consists of 18 directors. Under the VSCA, a director of the Company may be removed, with or without cause, by shareholders if the number of votes cast to remove such director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

Preemptive Rights; Redemption and Assessment. Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued, other than as provided to (i) any Selling Shareholder (other than Mr. Spurzem) for so long as such Selling Shareholder owns at least 9.9% of the issued and outstanding common stock, pursuant to the Securities Purchase Agreement, and (ii) Mr. Spurzem for so long as he owns at least 4.9% of the issued and outstanding common stock, pursuant to the 2014/2015 Agreements. The common stock is not subject to redemption or any sinking fund, and the outstanding shares are fully paid and nonassessable.

Preferred Stock

General. The Board of Directors is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Board of Directors may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Because the Board of Directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock voting, conversion or other rights that could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company.

The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of the Company, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of preferred stock.

Our Board of Directors authorized the Series B Preferred Stock and Series C Preferred Stock in connection with the Private Placement. On June 28, 2024, all outstanding shares of the Series B Preferred Stock were automatically converted into shares of our common stock in the Conversion. We do not expect to issue additional shares of Series B Preferred Stock in the future and intend to remove the article in our articles of incorporation that established the Series B Preferred Stock in the future. We expect that the outstanding shares of Series C Preferred Stock will be exchanged for shares of our common stock during the third quarter of 2024 pursuant to the Exchange Agreement as described below.

Series C Preferred Stock.

Voting Rights. Holders of shares of Series C Preferred Stock do not have any voting rights with respect to such shares, except for certain protective matters such as amendments to our articles of incorporation that create any class or series of capital stock of the Company ranking senior to the Series C Preferred Stock.

Dividends. Following the Conversion, outstanding shares of Series C Preferred Stock are entitled to receive cumulative dividends, when, as and if declared by the Company’s Board of Directors, at the same date and in amounts equal to the number of shares of common stock into which each share of Series C Preferred Stock is then convertible, multiplied by the dividend declared and payable per share of common stock.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, each holder of shares of Series C Preferred Stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to any preferred stock, pari passu with the common stock, all remaining assets of the Company available for distribution in cash or in kind.

Preemptive Rights; Redemption and Assessment. The shares of Series C Preferred Stock are not subject to redemption or any sinking fund. Holders of shares of Series C Preferred Stock do not have any rights to require redemption of their shares of Series C Preferred Stock nor any preemptive rights.

Terms of Conversion. Subject to certain ownership limitations, the shares of Series C Preferred Stock are convertible (or exchangeable) into shares of our common stock at the initial conversion rate of 4,000 shares of our common stock per each share of Series C Preferred Stock, which conversion rate is based on an initial conversion price of $2.50 per share of our common stock and is subject to certain adjustments.

Warrants

Pursuant to the Securities Purchase Agreement and the Spurzem Agreement, we issued warrants to purchase certain of the Company’s securities to the purchasers of our securities in the Private Placement and the Spurzem Placement, other than directors and executive officers of the Company. With the Conversion, as of June 30, 2024, the outstanding warrants (except for the warrant issued to Castle Creek) are exercisable into 26,195,999 shares of our common stock and, with respect to Castle Creek only, 1,441 shares of our Series C Preferred Stock (which stock is convertible or exchangeable into shares of our common stock in certain circumstances). The exercise price of the warrants for our common stock is $2.50 per share, other than with respect to Mr. Spurzem, who holds a warrant to purchase 2,428,000 shares of our common stock at an exercise price of $2.39 per share. The exercise price of the warrant to purchase 1,441 shares of our Series C Preferred Stock held by Castle Creek is $10,000 per share.

In the hands of certain holders, upon the conversion of all outstanding shares of our Series C Preferred Stock, the warrant to purchase shares of Series C Preferred Stock issued to Castle Creek will become exercisable for 5,764,000 shares of our common stock, and the exercise price will be $2.50 per share (assuming no adjustments are made pursuant to the terms of the warrant).

The warrants are exercisable at any time after issuance, and from time to time, in whole or in part until April 3, 2029 or, in the case of Mr. Spurzem, until June 13, 2029. Holders may exercise their warrants by paying the exercise price in immediately available funds to us or, in certain circumstances, through a “cashless exercise” whereby the holder of the warrant forfeits shares subject to the warrant in lieu of paying the exercise price.

The exercise price and number of shares of our common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including stock splits or dividends, mergers, consolidations, reclassifications, share exchanges, or upon the issuance of certain securities at a price per share that is deemed to be less than the exercise price per share under the warrants at the time of issuance.

Exchange Agreement

Simultaneous with entering into the Securities Purchase Agreement, the Company and Castle Creek entered into an Exchange Agreement, dated as of April 3, 2024 (the “Exchange Agreement”), whereby we agreed under certain conditions to issue shares of our common stock in exchange for shares of Series C Preferred Stock held by Castle Creek. Each exchange is subject to Castle Creek obtaining the necessary approvals and authorizations of, filings and registrations with, notifications to, or expiration or termination of any applicable waiting period under, the federal Change in Bank Control Act or any similar state laws. Subject to such approvals and other requirements contained in the Exchange Agreement, as of June 30, 2024, a total of 2,732 shares of Series C Preferred Stock and, if exercised, 1,441 shares of Series C Preferred Stock subject to a warrant held by Castle Creek, would be exchangeable pursuant to the Exchange Agreement into 10,928,000 shares and 5,764,000 shares of our common stock, respectively.

Liability and Indemnification of Directors and Officers

As permitted by the VSCA, our articles of incorporation contain provisions that indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of directors and officers for monetary damages to the Company or our shareholders in excess of one dollar, except to the extent such indemnification or elimination of liability is prohibited by the VSCA. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, our articles of incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors’ and officers’ liability insurance coverage.

Stock Not Insured by the FDIC

Neither our common stock nor the Series C Preferred Stock is a deposit or a savings account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Anti-takeover Provisions of our Articles of Incorporation, Bylaws and Virginia Law

General. Certain provisions of our articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change in control of the Company by means of a tender offer, a proxy fight, open market purchases of shares of common stock, or otherwise in a transaction not approved by the Board of Directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent our shareholders from receiving a premium over the then prevailing market price of our common stock or a transaction that may otherwise be in the best interest of our shareholders. In addition, these provisions make it more difficult for our shareholders, should they choose to do so, to remove the Board of Directors or our management. The following is a summary of certain of these provisions.

The Company’s Articles of Incorporation and Bylaws.

Preferred Stock. Our articles of incorporation authorize the Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Board of Directors could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of our common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management.

Classified Board of Directors. Our articles of incorporation and bylaws divide the Board of Directors into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of the Board of Directors, subject to the shareholders’ ability to remove directors with or without cause by vote of the holders of a majority of our outstanding common shares. The classification of the Board of Directors makes it more difficult and time consuming to gain control of the Board of Directors.

Board Vacancies. Virginia law and our articles of incorporation and bylaws provide that any vacancy occurring on the Board of Directors may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. Our articles of incorporation provide that certain mergers or consolidations, share exchanges, acquisitions of control, sales of all or substantially all of our assets, liquidation or dissolution, in each case with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the shares of our capital stock outstanding and entitled to vote on the transaction (a “significant shareholder”), must be approved by the affirmative vote of the holders of 80% of our outstanding capital stock entitled to vote on the transaction. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of our outstanding capital stock entitled to vote on the transaction. The voting provisions described in this paragraph do not apply to any transaction that is approved in advance by a majority of our directors (i) who were directors before the corporation, person or entity became a significant shareholder and who are not affiliates of such significant shareholder, and (ii) who became directors at the recommendation of the directors referred to in clause (i) above.

No Cumulative Voting. Our articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for our shareholders to elect nominees opposed by the Board of Directors.

Shareholder Meetings. Pursuant to our bylaws, special meetings of shareholders may only be called by our president or by request in writing stating the purposes thereof delivered to the president and signed by a majority of the directors or by three or more shareholders owning in the aggregate, not less than 20% in interest of the shares of our capital stock. This provision affords anti-takeover protection by making it more difficult for shareholders to call a special meeting of shareholders to consider a proposed merger or other business combination.

Advance Notification of Shareholder Nominations. Our bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Board of Directors. Pursuant to our bylaws, a shareholder entitled to vote for the election of directors may nominate persons for election to the Board of Directors by delivering written notice to our corporate secretary. With respect to an election to be held at an annual meeting of shareholders, our bylaws generally require that such notice be delivered not fewer than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Merger Considerations. Our articles of incorporation provide that the Board of Directors, when evaluating a transaction that would or may involve a change in control of the Company, shall consider, among other things, the following factors: the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of the Company and on the communities in which we operate or are located, the business reputation of the other party proposing the transaction and the evaluation of the then value of the Company in a freely negotiated sale and of the future prospects of the Company as an independent entity. This provision provides the Board of Directors the latitude to consider additional factors, aside from the price of a proposed merger or other business combination, in determining whether the transaction is in the best interests of the Company and our shareholders.

Virginia Anti-takeover Statutes. Virginia has two anti-takeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither our articles of incorporation nor our bylaws contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. Neither our articles of incorporation nor our bylaws contain a provision opting out of the Control Share Acquisitions Statute.

SELLING SHAREHOLDERS

Securities Covered by this Prospectus Held by the Selling Shareholders

The table below sets forth information concerning the resale of the Securities by the Selling Shareholders. When we refer to the “Selling Shareholders” in this prospectus, including in the “Plan of Distribution” section of this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, or other successors in interest who later come to hold any of the Selling Shareholders’ interests in the Securities and to whom we owe an obligation to register such securities.

The Selling Shareholders acquired their Securities that are issued and outstanding shares of our common stock as of the date of this prospectus pursuant to the Private Placement that closed on April 3, 2024, the Spurzem Placement that closed on June 13, 2024, and the conversion of the shares of Series B Preferred Stock issued in the Private Placement and the Spurzem Placement into shares of common stock on June 28, 2024. The Selling Shareholders may acquire additional Securities after the date of this prospectus upon the exercise of warrants and the conversion or exchange of our Series C Preferred Stock, in each case, issued by us to certain Selling Shareholders in the Private Placement that closed on April 3, 2024 and the Spurzem Placement that closed on June 13, 2024.

We will not receive any proceeds from the resale of the Securities by the Selling Shareholders. We will, however, receive cash proceeds equal to the total exercise price of any warrants that are exercised for cash but will receive no cash if and to the extent that warrants are exercised pursuant to the net, or “cashless,” exercise feature of the warrants. Under the terms of the warrants, the number of shares issuable pursuant to such warrant may be limited, with certain exceptions, to the extent such issuance would (i) cause or result in such Selling Shareholder, together with its affiliates, being deemed to own, control or have the power to vote or dispose of securities which would represent more than 9.99% of the voting securities of any class or series of the Company’s capital stock outstanding at such time, (ii) otherwise cause such Selling Shareholder or any of its affiliates to be required to file a notice or application for approval under the Bank Holding Company Act of 1956, the Change in Bank Control Act of 1978 or any similar state or federal statute or (iii) require such Selling Shareholder or any of its affiliates to obtain the prior approval of any bank regulator.

The following table sets forth a list of the Selling Shareholders and their ownership of the Securities to be offered pursuant to this prospectus, and it is based on information provided to us by the Selling Shareholders. Since the date on which the Selling Shareholders provided us with such information, the Selling Shareholders may have sold, transferred or otherwise disposed of all or a portion of the Securities in a transaction exempt from the registration requirements of the Securities Act. Each of the Selling Shareholders may from time to time offer and sell any or all of the Securities set forth below relating to such Selling Shareholder pursuant to this prospectus. We do not know when or in what amounts each of the Selling Shareholders may offer the Securities for sale. It is possible that the Selling Shareholders will not sell any of the shares offered under this prospectus. Because the Selling Shareholders may sell all, some or none of the Securities, no estimate can be given as to the number of shares that will be held by the Selling Shareholders upon termination of this offering. For purposes of the table below, we have assumed that the Selling Shareholders will sell all the Securities being registered and will not acquire or dispose of beneficial ownership of any additional shares of our common stock.

Unless otherwise indicated in the footnotes to the following table, based on the information supplied to us by the Selling Shareholders, no Selling Shareholder is a broker-dealer or an affiliate of a broker-dealer. To the extent any Selling Shareholder is, or is affiliated with, a broker-dealer, it could be deemed to be an “underwriter” within the meaning of the Securities Act.

	Prior to the Offering							After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned			Number of Shares Underlying Warrants Beneficially Owned	Percent Beneficially Owned (1)	Shares Being Offered	Number of Shares Underlying Warrants Being Offered	Number of Shares Beneficially Owned			Number of Shares Underlying Warrants Beneficially Owned	Percent Beneficially Owned (1)
Directors and Executive Officers:
William W. Stokes	113,151	(2)		—	*	80,000	—	33,151	(2)		—	*
G. William Beale	626,477	(2	)(3)	—	*	400,000	—	226,477	(2)		—	*
Carolyn J. Woodruff	146,795	(2	)(3)	—	*	60,000	—	86,795	(2	)(3)	—	*
Elizabeth H. Crowther	20,734	(2	)(3)	—	*	4,000	—	16,734	(2	)(3)	—	*
Heather M. Cozart	46,495	(2)		—	*	40,000	—	6,495	(2)		—	*
Hunter H. Bost	180,987	(2	)(3)	—	*	100,000	—	80,987	(2	)(3)	—	*
Judy C. Gavant	224,415	(2	)(3)(4)(5)	—	*	100,000	—	124,415	(2	)(4)(5)	—	*
Julien G. Patterson	335,272	(2	)(3)(4)	—	*	40,000	—	295,272	(2	)(4)	—	*
Mensel D. Dean, Jr.	215,858	(2	)(3)	—	*	100,000	—	115,858	(2	)(6)	—	*
Otis S. Jones	12,495	(2)		—	*	8,000	—	4,495	(2)		—	*
Randolph N. Reynolds, Jr.	32,712	(2)		—	*	8,000	—	24,712	(2)		—	*
Robert S. Janney	160,852	(2	)(3)	—	*	40,000	—	120,852	(2	)(3)	—	*
Vance H. Spilman	135,000	(2	)(4)	—	*	100,000	—	35,000	(2	)(4)	—	*
Trevor Montano	401,654			201,766	*	401,654	201,766	—			—	*
All Other Selling Shareholders:
Kenneth R. Lehman	19,998,257			10,000,000	35.9%	19,998,157	10,000,000	100			—	*
Castle Creek Capital Partners VIII LP (7)	11,521,078			5,764,000	19.2%	11,521,078	5,764,000	—			—	*
Richard T. Spurzem	5,232,643			2,428,000	10.1%	4,850,000	2,428,000	382,643			—	*
WBI, LP	4,001,231			2,004,000	8.0%	4,001,231	2,004,000	—			—	*
BlackBarn Capital Master Fund, L.P.	4,702,747			2,352,000	9.3%	4,702,747	2,352,000	—			—	*
AB Financial Services Opportunities Master Fund L.P. (8)	4,001,231			2,004,000	8.0%	4,001,231	2,004,000	—			—	*
Fourthstone QP Opportunity Fund LP	771,335			384,000	1.6%	761,074	384,000	10,261			—	*
Fourthstone Master Opportunity Fund Ltd.	2,385,419			1,172,000	4.8%	2,342,780	1,172,000	42,639			—	*
Fourthstone Small-Cap Financials Fund LP	403,723			204,000	*	403,723	204,000	—			—	*
Banc Fund X L.P.	1,525,033			504,000	2.7%	1,003,308	504,000	521,725			—	*
Belmont Harbor Master Fund, L.P.	301,899			152,000	*	301,899	152,000	—			—	*
Crestline Summit Master, SPC - Apex SP	127,396			64,000	*	127,396	64,000	—			—	*
Crestline Summit Master, SPC - Peak SP	233,640			120,000	*	233,640	120,000	—			—	*
Crown Managed Accounts SPC	237,984			120,000	*	237,984	120,000	—			—	*
MAP 221 Segregated Portfolio	369,722			188,000	*	369,722	188,000	—			—	*
Azora Master Fund LP	743,974			372,000	1.5%	743,974	372,000	—			—	*
Shadowlawn Investments LP	403,723			204,000	*	403,723	204,000	—			—	*
Tyndall Partners, LP	2,002,616			1,004,000	4.0%	2,002,616	1,004,000	—			—	*
SD Financial Institutions and Value Opportunity Fund, LP	403,723			204,000	*	403,723	204,000	—			—	*
Howard N. Henick	152,896			80,000	*	152,896	80,000	—			—	*
Dennis T Scurletis	152,896			80,000	*	152,896	80,000	—			—	*
Elizabeth Park Event Driven Master Fund, LTD	803,446			404,000	1.6%	803,446	404,000	—			—	*
EJF Financial Services Fund, LP	501,654			252,000	1.0%	501,654	252,000	—			—	*
Brian and Pamela Jones Revocable Trust	169,964			88,000	*	169,964	88,000	—			—	*
Philip J Timyan	215,863			104,000	*	203,863	104,000	12,000			—	*
Philip J Timyan IRA Rollover	199,860			100,000	*	199,860	100,000	—			—	*
Cutler Financials Fund, L.P.	301,792			152,000	*	301,792	152,000	—			—	*
Black Maple Capital Partners LP	161,489			84,000	*	161,489	84,000	—			—	*
Binker of Fifth Avenue LLC	80,745			44,000	*	80,745	44,000	—			—	*
First Matthew Partners LP	42,372			24,000	*	42,372	24,000	—			—	*
Michael Salzhauer	42,372			24,000	*	42,372	24,000	—			—	*
Steven Roth	42,372			24,000	*	42,372	24,000	—			—	*
Eli Samaha 2018 Family Trust	2,002,619			1,004,000	4.0%	2,002,619	1,004,000	—			—	*
Marcos Diaz	100,000			50,233	*	100,000	50,233	—			—	*

*	Represents less than 1%.
(1)

Based on shares outstanding on June 30, 2024 of 73,503,647. Shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2024 are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage held by any other person.

(2)

Includes shares of unvested restricted stock, as follows: Mr. Beale, 216,477; Mr. Bost, 4,614; Ms. Cozart, 4,495; Dr. Crowther, 4,527; Mr. Dean, 13,510; Ms. Gavant, 91,636; Mr. Janney, 6,223; Mr. Jones, 4,495; Mr. Patterson, 9,291; Mr. Reynolds, 4,552; Mr. Spilman, 7,383; Mr. Stokes, 8,938; and Ms. Woodruff, 10,735.

(3)

Includes shares held by affiliated corporations, spouses, other close relatives and dependent children, or as custodians or trustees, as follows: Mr. Beale, 400,000 shares of common stock; Mr. Bost, 28,071 shares of common stock; Dr. Crowther, 486 shares of common stock; Mr. Dean, 195,085 shares of common stock; Ms. Gavant, 100,000 shares of common stock; Mr. Janney, 77,302 shares of common stock; Mr. Patterson, 40,000 shares of common stock; and Ms. Woodruff, 3,387 shares of common stock.

(4)	Includes shares that may be acquired pursuant to currently exercisable stock options as follows: Ms. Gavant, 7,500; Mr. Patterson, 1,183; and Mr. Spilman, 1,125.
(5)	Includes shares allocated to the participant’s account in one of the Company’s Employee Stock Ownership Plans and 401(k) Plan, as follows: Ms. Gavant, 33.
(6)	Includes shares held by affiliated corporations, spouses, other close relatives and dependent children, or as custodians or trustees, as follows: Mr. Dean, 95,085 shares of common stock.
(7)

Castle Creek owns 593,078 shares of common stock. Additionally, Castle Creek owns 2,732 shares of Series C Preferred Stock (the “Series C Shares”) and a warrant to purchase 1,441 shares of Series C Preferred Stock (the “Series C Warrant”), which constitute 100% of the Company’s outstanding shares of Series C Preferred Stock and 100% of the Company’s outstanding warrants exercisable into Series C Preferred Stock, respectively. If converted (or exchanged pursuant to the Exchange Agreement) and exercised in full, the Series C Shares and Series C Warrant would represent 16,692,000 shares of common stock as of June 30, 2024. In computing the number of shares beneficially owned by Castle Creek and its percentage ownership, the shares of common stock that may be acquired upon the exercise, conversion or exchange of the Series C Shares and Series C Warrant are deemed outstanding, but they are not deemed outstanding for computing the percentage ownership of any other person.

(8)

AllianceBernstein L.P., a public reporting company, controls both Sanford C. Bernstein & Co., LLC, a broker-dealer, and AB Financial Services Opportunities Management LLC, the general partner of AB Financial Services Opportunities Master Fund L.P.

Material Relationships with the Registrant

Other than the acquisition of securities from us and as discussed below, the Selling Shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Private Placement.

Board Representation. Pursuant to the Securities Purchase Agreement, Castle Creek is entitled to designate two individuals to be appointed to the Company’s and Blue Ridge Bank’s Boards of Directors, subject to any required bank regulatory approvals, waivers or non-objections. This right will continue for as long as Castle Creek, together with its respective affiliates, owns, in the aggregate, 9.9% or more of the outstanding shares of our common stock (counting as shares of common stock owned by Castle Creek, all shares of common stock into which the shares of Series C Preferred Stock owned by Castle Creek, together with its affiliates, are convertible or exchangeable and disregarding any limitations on ownership or prohibitions on conversion pursuant to the terms of the Series C Preferred Stock that may otherwise apply). In the event that Castle Creek’s ownership falls below 9.9%, but is at least 4.9%, of the outstanding shares of our common stock (as calculated in the preceding sentence), Castle Creek’s board designation rights will continue with respect to one board representative member. In the event Castle Creek’s ownership falls below either of the foregoing thresholds, its rights to designate such board representatives automatically will be assigned to Mr. Lehman, provided that he then holds the required ownership levels.

In addition, Mr. Lehman may, but is not required to, designate an additional individual to be appointed to the Company’s and Blue Ridge Bank’s Boards of Directors for as long as he owns at least 4.9% of the outstanding shares of our common stock. Such designation right is subject to any required bank regulatory approvals, waivers or non-objections.

As of the date of this prospectus, Castle Creek has designated Ciaran McMullan and Tony Scavuzzo as its board representatives and Mr. Lehman has designated Trevor Montano as his board representative, and such individuals are currently serving on the Boards of Directors of the Company and Blue Ridge Bank. In connection with the Company’s next annual meeting of shareholders, we will take appropriate actions to reduce the size of the Company’s and Blue Ridge Bank’s Boards of Directors to 13 and 14 members, respectively, including Castle Creek’s two representatives and Mr. Lehman’s representative.

Asset Resolution Plan. The Company and Mr. Lehman, with non-binding input from Castle Creek, will work together to identify specific work-out assets and develop and adopt a mutually agreeable asset resolution plan pursuant to which the Company will accelerate its work-out strategy with respect to those identified assets.

Gross-Up Rights. Selling Shareholders who purchased in the Private Placement and who own at least 9.9% of our issued and outstanding common stock (which, in the case of Castle Creek, includes all shares of common stock into which the shares of Series C Preferred Stock owned by Castle Creek are convertible or exchangeable and disregarding any limitations on ownership or prohibitions on conversion pursuant to the terms of the Series C Preferred Stock that may otherwise apply) have gross-up rights to acquire from the Company any equity or equity-linked securities (with certain exceptions) offered by the Company in order to enable such Selling Shareholder to maintain its proportionate ownership interest in the Company as immediately prior to such issuance. The purchase price payable by such Selling Shareholder upon exercise of its gross-up rights to maintain its proportionate common stock interest in the Company pursuant to the Securities Purchase Agreement is net of any underwriting discounts or sales commissions.

Indemnification. Subject to certain limitations, the Company will indemnify each Selling Shareholder who purchased in the Private Placement and certain of their related parties against losses in connection with breaches of the Securities Purchase Agreement and the other documents contemplated therein by the Company or in connection with the transactions contemplated by the Securities Purchase Agreement. Subject to certain limitations, each Selling Shareholder who purchased in the Private Placement will indemnify the Company and its affiliates and certain related persons against losses in connection with breaches of the Securities Purchase Agreement and the other documents contemplated therein by such Selling Shareholder.

Registration Rights Agreement. On April 3, 2024, the Company and the Selling Shareholders who purchased in the Private Placement entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company will register for resale the Securities, which it is doing through the registration statement of which this prospectus forms a part. The Company will use its commercially reasonable efforts to cause the registration statement registering the Securities to be declared effective by the SEC and to keep such registration statement effective until the earlier of (i) such time as all of the securities covered by such registration statement have been publicly sold by such Selling Shareholders and (ii) the earliest to occur of the following: (A) a sale of the Securities pursuant to a registration statement or Rule 144 under the Securities Act (in which case, only with respect to such security sold by the Selling Shareholder); (B) the Securities becoming eligible for resale by the Selling Shareholder under Rule 144 under the Securities Act without the requirement for the Company to be in compliance with the current public information required thereunder and without volume or manner-of-sale restrictions; or (C) such securities cease to be outstanding.

If the Company fails to file the registration statement or have it declared effective by certain deadlines, if the registration statement ceases to remain effective, subject to specified grace periods, or if the Company fails to satisfy the current public information requirement of Rule 144(c)(1) under the Securities Act, then the Company will pay monthly liquidated damages to the Selling Shareholders who purchased in the Private Placement in an amount of one percent (1.0%) of the aggregate purchase price paid by such Selling Shareholder pursuant to the Securities Purchase Agreement for any unregistered Securities then held by such Selling Shareholder, subject to certain caps and limitations. The Company will pay all fees and expenses incident to the Company’s performance of its obligations under the Registration Rights Agreement, excluding (with certain exceptions) any underwriting discounts, selling commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals and all legal fees and expenses of legal counsel for any such Selling Shareholder. The Company and such Selling Shareholders agreed to provide each other with certain indemnification and contribution rights.

Exchange Agreement. Simultaneous with entering into the Securities Purchase Agreement, the Company and Castle Creek entered into the Exchange Agreement, whereby the Company agreed under certain conditions to issue shares of our common stock in exchange for shares of Series C Preferred Stock held by Castle Creek. Each exchange is subject to Castle Creek obtaining the necessary approvals and authorizations of, filings and registrations with, notifications to, or expiration or termination of any applicable waiting period under, the federal Change in Bank Control Act or any similar state laws.

Spurzem Placement.

Indemnification. Pursuant to the Spurzem Agreement, subject to certain limitations, the Company will indemnify Mr. Spurzem and certain of his related parties against losses in connection with breaches of the Spurzem Agreement and the other documents contemplated therein by the Company or in connection with the transactions contemplated by the Spurzem Agreement. Subject to certain limitations, Mr. Spurzem will indemnify the Company and its affiliates and certain related persons against losses in connection with breaches of the Spurzem Agreement and the other documents contemplated therein by Mr. Spurzem.

Registration Rights Agreement. On June 13, 2024, the Company and Mr. Spurzem entered in a registration rights agreement with terms substantially similar to the Registration Rights Agreement discussed under the heading “—Private Placement—Registration Rights Agreement.”

Spurzem Gross-Up Rights. For so long as he owns at least 4.9% of the issued and outstanding common stock pursuant to the 2014/2015 Agreements, Mr. Spurzem has gross-up rights with respect to certain issuances of equity or equity-linked securities by the Company. The purchase price payable by Mr. Spurzem upon exercise of his gross-up rights to maintain his proportionate common stock interest in the Company pursuant to the 2014/2015 Agreements is net of any underwriting discounts or sales commissions.

Directors and Officers of the Company.

Directors. William W. Stokes, G. William Beale, Carolyn J. Woodruff, Elizabeth H. Crowther, Heather M. Cozart, Hunter H. Bost, Julien G. Patterson, Mensel D. Dean, Jr., Otis S. Jones, Randolph N. Reynolds, Jr., Robert S. Janney, Vance H. Spilman and Trevor Montano serve on our Board of Directors. Additionally:

•	Carolyn J. Woodruff serves as the chair of the audit committee of our Board of Directors.

•	Elizabeth H. Crowther serves as a member of the compensation and governance committees of our Board of Directors.

•	Julien G. Patterson serves as the chair of the compensation committee and as a member of the governance committee of our Board of Directors.

•	Mensel D. Dean, Jr. serves as the chairman of our Board of Directors and as a member of the audit committee of our Board of Directors.

•	Randolph N. Reynolds, Jr. serves as a member of the governance committee of our Board of Directors.

•

Robert S. Janney serves as the chair of the governance committee and as a member of the compensation committee of our Board of Directors. Additionally, Mr. Janney is a partner in the law firm of Janney & Janney, PLC and provides legal services through his law firm to the Company from time to time.

•	Vance H. Spilman serves as a member of the audit committee of our Board of Directors.

Officers. G. William Beale serves as our President and Chief Executive Officer. Judy C. Gavant serves as our Executive Vice President and Chief Financial Officer.

Directors and Officers of Blue Ridge Bank.

Directors. William W. Stokes, G. William Beale, Carolyn J. Woodruff, Elizabeth H. Crowther, Heather M. Cozart, Hunter H. Bost, Julien G. Patterson, Mensel D. Dean, Jr., Otis S. Jones, Randolph N. Reynolds, Jr., Robert S. Janney, Vance H. Spilman, Trevor Montano and Judy C. Gavant serve on the Board of Directors of Blue Ridge Bank.

Officers. G. William Beale serves as the Chief Executive Officer of Blue Ridge Bank. Judy C. Gavant serves as President and Chief Financial Officer of Blue Ridge Bank.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock issued or to be issued to the Selling Shareholders and issuable upon exercise of the warrants issued to the Selling Shareholders to permit the resale of these shares of common stock by the holders of the shares of our common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of our common stock. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.

The Selling Shareholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. If the Selling Shareholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with Financial Institution Regulatory Authority (“FINRA”) Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with sales of the shares of our common stock or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The Selling Shareholders may also sell shares of our common stock short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the Selling Shareholders may deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement of which this prospectus forms a part has been declared effective by the SEC.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any broker-dealer or agents participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each Selling Shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute shares of our common stock. Upon our being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of our common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8.0%).

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholder will sell any or all of the shares of our common stock registered pursuant to the registration statement of which this prospectus forms a part.

Each Selling Shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We will pay all expenses of the registration of the shares of our common stock including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement enter into by the Company with the Selling Shareholders in connection with the Private Placement and the Spurzem Placement, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, Williams Mullen, Richmond, Virginia, our legal counsel, will pass upon the validity of the securities being offered through this prospectus.

EXPERTS

The consolidated financial statements of Blue Ridge Bankshares, Inc. and its subsidiaries as of December 31, 2023 and 2022, and for the three years ended on December 31, 2023, 2022 and 2021, incorporated into this prospectus and the registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2023, as amended, have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as stated in their report appearing in such Form 10-K. Such report of Elliott Davis, PLLC is incorporated herein and in the registration statement by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

BLUE RIDGE BANKSHARES, INC.

PROSPECTUS

[•], 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth certain fees and expenses payable by the registrant in connection with the filing of this registration statement on Form S-3 and the sale and distribution of the securities being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee.

SEC Registration Fee	$39,581
Printing Costs	*
Transfer and Disbursing Agent Fees	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Listing Fees	*
Miscellaneous Expenses	*
Total	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

Item 15.	Indemnification of Directors and Officers.

The laws of the Commonwealth of Virginia pursuant to which Blue Ridge Bankshares, Inc. (the “Company”) is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

The Company has purchased officers’ and directors’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

The Virginia Stock Corporation Act establishes a statutory limit on liability of directors and officers of a corporation for damages assessed against them in a suit brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation and authorizes a corporation to specify a lower monetary limit on liability (including the elimination of liability for monetary damages) in the corporation’s articles of incorporation or bylaws; however, the liability of a director or officer shall not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Item 16.	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated as of August 12, 2020, as amended on November 6, 2020, between Blue Ridge Bankshares, Inc. and Bay Banks of Virginia, Inc. (incorporated by reference to Appendix A to the joint proxy statement/prospectus included in Amendment No. 1 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 (File No. 333-249438) filed on December 9, 2020).

3.1	Articles of Incorporation of Blue Ridge Bankshares, Inc., as amended through August 16, 2011 (incorporated by reference to Exhibit 2.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

3.1.1	Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc., dated June 27, 2018 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on August 8, 2019).

3.1.2	Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc., dated July 7, 2020 (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on July 8, 2020).

3.1.3	Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc., dated June 23, 2022 (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on June 29, 2022).

3.1.4	Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc., dated April 2, 2024, creating the Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

3.1.5	Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc., dated April 2, 2024, creating the Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

3.1.6	Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc., dated June 20, 2024 (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on June 24, 2024).

3.2	Bylaws of Blue Ridge Bankshares, Inc., as amended and restated January 31, 2021 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on February 1, 2021).

4.1	Specimen Common Stock Certificate of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

4.2	Specimen Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, Certificate of Blue Ridge Bankshares, Inc. (incorporated by referenceto Exhibit 4.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

4.3	Specimen Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, Certificate of Blue Ridge Bankshares, Inc. (incorporated by referenceto Exhibit 4.2 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

4.4	Form of Warrant, dated April 3, 2024, to Purchase Shares of Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 4.3 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

4.5	Form of Warrant, dated April 3, 2024, to Purchase Shares of Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 4.4 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

4.6	Warrant, dated June 13, 2024, to Purchase Shares of Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, of Blue Ridge Bankshares, Inc. issued to Richard T. Spurzem (incorporated by reference to Exhibit 4.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on June 14, 2024).

Exhibit No.	Description

4.7	Exchange Agreement, dated April 3, 2024, by and between Blue Ridge Bankshares, Inc. and Castle Creek Capital Partners VIII, LP (incorporated byreference to Exhibit 4.5 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

4.8	Form of 5.625% Fixed-to-Floating Rate Subordinated Note due 2029 (incorporated by reference to Exhibit 4.1 to Bay Banks of Virginia, Inc.’s Current Report on Form 8-K filed on October 7, 2019).

4.9	Form of 6.000% Fixed to Floating Rate Subordinated Note due 2030 (incorporated by reference to Exhibit 4.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on May 29, 2020).

5.1	Opinion of Williams Mullen.*

10.1	Amended and Restated Securities Purchase Agreement, dated April 3, 2024, by and among Blue Ridge Bankshares, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

10.2	Form of Securities Purchase Agreement, dated June 7, 2024, by and between Blue Ridge Bankshares, Inc. and Richard T. Spurzem (incorporated by reference to Exhibit 10.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on June 11, 2024).

10.3	Form of Registration Rights Agreement, dated April 3, 2024, by and among Blue Ridge Bankshares, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2024).

10.4	Registration Rights Agreement, dated June 13, 2024, by and between Blue Ridge Bankshares, Inc. and Richard T. Spurzem (incorporated by reference to Exhibit 10.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on June 14, 2024).

23.1	Consent of Williams Mullen (contained in Exhibit 5.1 hereto). *

23.2	Consent of Elliott Davis, PLLC, as accountants for Blue Ridge Bankshares, Inc. *

24.1	Power of Attorney (included on the signature page hereto). *

107	Filing Fee Table.*

*	Filed herewith.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Table” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, Commonwealth of Virginia, on July 22, 2024.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ G. William Beale
G. William Beale
President and Chief Executive Officer

Each of the undersigned hereby appoints each of G. William Beale and Judy C. Gavant as attorney-in-fact and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, any and all amendments (including post-effective amendments) to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby, with full power and authority to do and perform any and all acts and things as may be necessary or desirable in furtherance of such registration.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ G. William Beale G. William Beale	President, Chief Executive Officer and Director (principal executive officer)	July 22, 2024

/s/ Mensel D. Dean, Jr. Mensel D. Dean, Jr.	Chairman of the Board of Directors	July 22, 2024

/s/ Hunter H. Bost Hunter H. Bost	Director	July 22, 2024

/s/ Heather M. Cozart Heather M. Cozart	Director	July 22, 2024

/s/ Elizabeth H. Crowther Elizabeth H. Crowther	Director	July 22, 2024

Signature	Capacity	Date

/s/ Larry Dees Larry Dees	Director	July 22, 2024

/s/ Richard A. Farmar, III Richard A. Farmar, III	Director	July 22, 2024

/s/ Andrew C. Holzwarth Andrew C. Holzwarth	Director	July 22, 2024

/s/ Robert S. Janney Robert S. Janney	Director	July 22, 2024

/s/ Otis S. Jones Otis S. Jones	Director	July 22, 2024

/s/ Ciaran McMullan Ciaran McMullan	Director	July 22, 2024

/s/ Trevor Montano Trevor Montano	Director	July 22, 2024

/s/ Julien G. Patterson Julien G. Patterson	Director	July 22, 2024

/s/ Randolph N. Reynolds, Jr. Randolph N. Reynolds, Jr.	Director	July 22, 2024

/s/ Anthony R. Scavuzzo Anthony R. Scavuzzo	Director	July 22, 2024

/s/ Vance H. Spilman Vance H. Spilman	Director	July 22, 2024

Signature	Capacity	Date

/s/ William W. Stokes William W. Stokes	Director	July 22, 2024

/s/ Carolyn J. Woodruff Carolyn J. Woodruff	Director	July 22, 2024

/s/ Judy C. Gavant Judy C. Gavant	Executive Vice President and Chief Financial Officer (principal financial officer)	July 22, 2024

/s/ Brett E. Raynor Brett E. Raynor	Chief Accounting Officer (principal accounting officer)	July 22, 2024